1185 Avenue of the Americas
New York, NY 10036
JOHN P. RIELLY
Senior Vice President
  and Chief Financial Officer
(212) 536-8230
(212) 536-8502 FAX
February 16, 2006
Ms. Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Stop 7010
Washington, DC 20549

Re:	Amerada Hess Corporation (the “Corporation”)
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarters ended March 31, 2005, June 30, 2005, and September 30, 2005
Response Letter Dated January 13, 2006
Commission File No. 1-1204
Dear Ms. Davis:
     Thank you for your letter of February 2, 2006. Enclosed are the responses to your comments. For your convenience, our responses are keyed to the numbered comments in your February 2, 2006 letter.

Amerada Hess Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Item 9A. Controls and Procedures, page 78
1.	We note your response to prior comment ten. Not withstanding Q9 related to our FAQ you have cited, we continue to believe that you will need to confirm to us whether any change in your internal controls materially affected, or is reasonably likely to materially affect your internal control over financial reporting, in conjunction with your evaluation disclosure. To the extent there were changes that materially affected your internal control over financial reporting, please revise your disclosure to indicate that fact. We do not expect you to disclose the specific control changes. Refer to Item 308(c) of Regulation S-K.
➢	Supplementally, we confirm that there were no changes in internal controls over financial reporting identified in the evaluation required by paragraph (d) of Rules 13a-15 or 15d-15 that materially affected, or were reasonably likely to materially affect, internal controls over financial reporting.
Financial Statements
Interest Capitalization
2.	We have reviewed your response to prior comment number four. Please expand your proposed disclosure to clarify what you mean by the term “substantially complete and ready for its intended use” with respect to your oil and gas producing activities,
➢	Management agrees to revise the prospective disclosure of its interest capitalization policy in Note 1 — Summary of Significant Accounting Policies. The proposed revision is underlined in the following abbreviated disclosure:
Interest from external borrowings is capitalized...until the project is substantially complete and ready for its intended use, which for oil and gas assets is at first production...
Note 16 Guarantees and Contingencies, page 67
3.	We have reviewed your response to prior comment number one. As previously requested, please expand your disclosure to include assessments of the likelihood of loss and obligations by matter using terms as defined in paragraph 3 of SFAS 5. Refer also to paragraphs 9 to 11 of SFAS 5.
➢	As discussed in our January 13, 2006 response to comment number one, the Corporation complied with the disclosure requirements of FAS 5 in its 2004 Form 10-K and, if applicable, would have disclosed the nature of an accrual made pursuant to the provisions of paragraph 8 and would have disclosed the amount accrued, if it was necessary for the financial statements not to be misleading. The Corporation also would have disclosed a contingent liability which was reasonably possible to result in a material loss.

However, in order to provide the readers of the financial statements with more information on the matters referred to in Legal Proceedings, the Corporation agrees to prospectively include disclosure of two legal matters in the footnotes to its 2005 financial statements. In management’s view, the other legal matters are clearly of lesser significance. Supplementally, we are providing a draft of these two legal matters to be included in the Guarantees and Contingencies footnote for the 2005 Form 10-K, as follows:
The Corporation, along with many other companies engaged in refining and marketing of gasoline, is a party to numerous lawsuits and claims related to the use of methyl tertiary butyl ether (MTBE) in gasoline. These cases have been consolidated in the Southern District of New York. The principal allegation in all cases is that gasoline containing MTBE is a defective product and that these parties are strictly liable in proportion to their share of the gasoline market for damage to groundwater resources and are required to take remedial action to ameliorate the alleged effects on the environment of releases of MTBE. In some cases, punitive damages are also sought. In April 2005, the District Court denied the primary legal aspects of the defendants’ motion to dismiss these actions. While the damages claimed in these actions are substantial, only limited information is available to evaluate the factual and legal merits of these claims. The Corporation also believes that significant legal uncertainty remains regarding the validity of causes of action asserted and availability of the relief sought by plaintiffs. Accordingly based on the information currently available, there is insufficient information on which to evaluate the Corporation’s exposure in these cases.
Over the last several years, many refiners have entered into consent agreements to resolve assertions by the Environmental Protection Agency (EPA) that refining facilities were modified or expanded without complying with New Source Review regulations that require permits and new emission controls in certain circumstances and other regulations that impose emissions control requirements. These consent agreements, which arise out of an EPA enforcement initiative focusing on petroleum refiners and utilities, have typically imposed substantial civil fines and penalties and required significant capital expenditures to install emissions control equipment over a three to eight year time period. The penalties assessed and the capital expenditures required vary considerably between refineries. The EPA initially contacted the Corporation and HOVENSA regarding the petroleum refinery initiative in August 2003 and discussions resumed in August 2005. While the effect on the Corporation of the petroleum refinery initiative cannot be estimated at this time, additional future capital expenditures and operating expenses may be incurred. The amount of penalties, if any, is not expected to be material to the results of operations or financial condition of the Corporation.

Form 10-Q for the period ended September 30, 2005

Financial Statements

Note 4
4.	We note your response to our prior comment 12 and believe you will need to more fully disclose your exploratory well costs that continue to be capitalized for more than one year after the completion of drilling, For example, we were unable to locate your aging schedule and the activities that you have undertaken in order to evaluate the reserves and the projects related to these costs, and the remaining activities required to classify the associated reserves as proved. Please expand your disclosure accordingly. Refer to paragraphs 10(b) and 10(c) of FSP No. 19-1.
➢	In our September 30, 2005 Form 10-Q, we included the following sentences to address the requirements of FSP No. 19-1 on capitalized wells that continue to be capitalized for more than one year after the completion of drilling. “At September 30, 2005, $116 million of capitalized costs are associated with wells that are one to three years old. These wells related to three projects which are progressing towards development.”

Supplementally, we advise that our FSP No. 19-1 disclosure in the December 31, 2005 Form 10-K will include the following:
At December 31, 2005, expenditures related to exploratory drilling costs in excess of one year old were capitalized as follows (in millions):

2002	$40
2003	46
2004	64

$150

These costs relate to five projects which meet the requirements of FASB Staff Position 19-1. Approximately 68% of the capitalized well costs in excess of one year old relates to two projects where development approval is expected in 2006. Upon development approval, the reserves associated with these projects will be classified as proved. Approximately 27% of the costs relates to an oil discovery for which additional drilling is firmly planned in 2006. The remaining 5% relates to two small projects where the Corporation is undertaking commercial and exploration activities consistent with FASB Staff Position 19-1 that justify capitalization of the well costs at December 31, 2005.
Supplementally, we advise that the difference between the $116 million disclosed in the third quarter Form 10-Q and the $150 million in the draft 2005 Form 10-K disclosure represents additional capitalized drilling costs for two projects which were incurred in the fourth quarter of 2004.

* * * * * * *
We would be happy to provide you with any additional information to assist you with your review. In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,

John P. Rielly
Senior Vice President and Chief Financial Officer

cc:	Barry Stem
Jonathan Duersch

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